October 9, 2018

VIA EDGAR

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Confidential Draft Registration Statement on Form 20-F

Submitted August 20, 2018

CIK No. 0001613170

Dear Mr. Mancuso:

This letter responds to the letter dated September 14, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Draft Registration Statement on Form 20-F of Itamar Medical Ltd. (the “Company” or “we”) initially submitted to the Commission on August 20, 2018 (the “Initial Registration Statement”).

We are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Initial Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Initial Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

If health care providers are not adequately reimbursed..., page 4

1.	We note your disclosure on page 54 that most Medicaid payors currently do not cover HSATs. If true, please revise your risk factor to clarify.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 54 of the Registration Statement.

The loss of one or more of our material customers..., page 7

2.	Please provide us your analysis of (1) whether disclosure of the names of the customers that you mention in this risk factor is necessary for investors to evaluate the risk, and (2) whether any agreements with those customers must be filed as exhibits to this registration statement.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to (1) include the names of such customers, and (2) file the agreements with those customers as Exhibits 4.8, 4.9 and 4.10 to the Registration Statement. We note that portions of these exhibits have been submitted separately with the Commission pursuant to a request for confidential treatment.

Provisions of our Amended and Restated..., page 32

3.	Please tell us which agreements may be terminated upon a change of control.

Response:

The Company respectfully advises the Staff that the only material commercial agreement that may be terminated upon a change of control of the Company is the Company’s credit facility with the Israeli bank. To that end, the Company has also revised the Registration Statement on page 32.

The government tax benefits..., page 35

4.	We note your disclosure regarding requirements for maintaining the benefits. In an appropriate section of your document, disclose the material requirements, and quantify the amount that you may be required to refund if you do not meet the applicable requirements.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 35 and 126.

The Company respectfully advises the Staff that, as more fully described in Item 10E. “Taxation– Israeli Tax Considerations—Tax Benefits under the Law for the Encouragement of Capital Investments, 1959, as amended” of the Registration Statement, the main tax benefits to which the Company will be entitled arise only when the Company generates taxable income. Since the Company has significant accumulated carryforward tax losses of approximately $112 million as of December 31, 2017, it has not yet benefited, and does not expect to benefit in the foreseeable future, from such tax benefits. In light of the foregoing, the Company has also reevaluated the risk factor set forth in page 35 of the Initial Registration Statement and, since the Company believes the risks described therein are immaterial at this point, has determined to remove it and to also revise the disclosure on page 126 of the Registration Statement.

5.	Please quantify the effect of the tax benefit during the periods presented.

Response:

The Company respectfully advises the Staff that, as explained above in the Company’s response to comment No. 4, since the Company has significant accumulated carryforward tax losses, it did not benefit from such tax benefits during the periods covered in the financial statements included in the Registration Statement.

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PSG-like Accuracy, page 47

6.	Please reconcile the caption of this subsection and your disclosure on page 43 regarding PSG-like accuracy with your disclosures like on page 50 regarding “moderate agreement” and “reasonable accuracy.”

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 43 and 47.

Clinical Results and Studies, page 49

7.	We note your disclosure regarding funded and independent studies. Please clarify whether you funded the studies you cite.

Response:

The Company respectfully advises the Staff that the studies cited by the Company starting with page 49 of the Registration Statement were not funded by the Company, except for the study titled “Sleep Staging Based on Autonomic Signals: A Multi-Center Validation Study”, which was partially sponsored by a non-restrictive grant from the Company. We also note that, out of the eight authors, two were consultants of the Company during the study, two were consultants of the Company prior to conducting the study, and one was an employee of the Company prior to conducting the study. In light of the foregoing, the Company has also revised the Registration Statement on page 50 to address the foregoing.

The Company further advises the Staff that, to its knowledge, both the foregoing study as well as the study titled “A Novel Adaptive Wrist Actigraphy Algorithm for Sleep-Wake Assessment in Sleep Apnea Patients” cited by the Company in the Registration Statement used certain data from previous, other, studies that the Company supported.

8.	Please disclose the criteria that you used to determine which studies to present in this section. Tell us whether any other studies satisfy these criteria. Also tell us how those criteria ensure that your disclosure is a balanced presentation of relevant data.

Response:

The following studies are cited in the section titled “Clinical Results and Studies” of the Registration Statement: (i) Diagnosis of Obstructive Sleep Apnea by Peripheral Arterial Tonometry(“Study No. 1”), (ii) Sleep Staging Based on Autonomic Signals: A Multi-Center Validation Study (“Study No. 2”), (iii) A Novel Adaptive Wrist Actigraphy Algorithm for Sleep-Wake Assessment in Sleep Apnea Patients (“Study No. 3”) and (iv) The Effect of the Transition to Home Monitoring for the Diagnosis of OSAs on Test Availability, Waiting time, Patients’ Satisfaction, and Outcome in a Large Health Provider System (“Study No. 4” and, collectively with Study No. 1, Study No. 2 and Study No. 4, the “Studies”).

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The Company determined to present the Studies because it believes that out of the studies relating to its business that it is familiar with, the Studies (1) are the most material, relevant, reliable (primarily in the sense that the study uses commonly adhered procedures for such type of studies) and comprehensive studies conducted that are relevant to its main product, the WatchPAT, (2) address (whether in a favorable or negative manner) material elements underlying the Company’s statements in the Registration Statement regarding the key features of the WatchPAT and its comparison to PSG tests, and (3) are meaningful to investors:

•	Study No. 1, which aimed to assess the correlation between sleep indexes measured by a PAT-based portable sleep testing device and such indexes measured by PSG tests, demonstrates that the WatchPAT presents a viable alternative to PSG for confirmation of clinically suspected sleep apnea.

•	Study No. 2 demonstrates that the WatchPAT is capable of detecting sleep stages with moderate agreement to PSG tests in normal subjects and OSA patients and that sleep staging based on actigraphy and signals recorded by the WatchPAT is of reasonable accuracy.

•	Study No. 3 demonstrates that the WatchPAT actigraphy algorithm provides a reasonably accurate estimation of sleep and wakefulness in normal subjects as well as in OSA patients.

•	Study No. 4 demonstrates that a transition from in-lab testing to unattended home sleep testing improved OSA diagnosis test accessibility, reduced waiting time and reduced overall OSA diagnosis costs, while maintaining patient satisfaction.

The Company is not aware of other studies that, per the Company’s interpretation thereof, satisfy the above criteria, regardless of whether their findings support or undermine the Company’s statements regarding the key advantages of WatchPAT and regardless of whether they are independent studies or not. Accordingly, the Company believes that the disclosure of the Studies is a balanced presentation of relevant data.

Moreover, regardless of the absence of studies that meet the above criteria used by the Company, the Company is not aware of any other material and relevant studies that report results that are adverse to the Company's conclusions derived in the Studies, other than “Impact of Arterial Stiffness on WatchPAT Variables in Patients With Obstructive Sleep Apnea”, an article prepared by Taku Kinoshita and others and published in Journal of Sleep Medicine in March 2018 (the “Kinoshita Study”).

The Kinoshita Study describes a study performed in 60 patients with suspected OSA, divided into two groups of patients, with normal and abnormal arterial stiffness, who initially underwent a home sleep study with WatchPAT and an in-office Brachial-Ankle Pulse Wave Velocity (baPWV) test, followed by an in-lab full PSG sleep study after an average of 39 days. In the Kinoshita Study, the authors reported that for the lower baPWV group, there was a significant correlation and good agreement between the WP-AHI and PSG-AHI indicators, but for the high baPWV group, there was low correlation between the WP-AHI and PSG-AHI, and concluded, on a cautionary note, that arterial stiffness may affect the respiratory variables measured by WatchPAT in patients with OSA.

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The Company does not believe the Kinoshita Study meets the criteria used by the Company for inclusion of clinical studies as described above and will not otherwise be meaningful for investors for the following primary reasons:

•	except for the correlation between the WP-AHI and PSG-AHI, the Kinoshita Study does conclude there was a significant correlation and good agreement between the WP-AHI and PSG-AHI indicators;

•	the validity and adequacy of the WatchPAT validation comparison with the PSG test was conducted after a substantially delay which limits the results of the study - the WatchPAT and PSG tests were not performed simultaneously as in most WatchPAT validation studies, but at an average of 39 days between tests. The authors of the Kinoshita Study themselves admit this delay as a possible study limitation, but explain that they did not think that it would have a major influence on the relationship between the WPAHI and PSG-AHI, based on previous WatchPAT studies that demonstrated good correlation between the WatchPAT and PSG when recorded on different nights. However, the Company believes this statement is not accurate as it contradicts the literature on the consequences of delays of such length between repeated studies, which was found to introduce a substantial degree of variability between respective tests. As such, the Company believes that the delay between the tests could potentially degrade the AHI correlation to the extent reported for the higher baPWV group in the Kinoshita Study, irrespective of any other considerations; and

•	the relevance of using solely an AHI (apnea hypopnea index) threshold of 30 to define OSA diagnostic accuracy while ignoring other, more commonly used conventional diagnostic thresholds – the Company believes there would appear to be little clinical relevancy to using an AHI of 30 threshold because in almost all published WatchPAT vs. PSG comparisons, simultaneously recorded studies more clinically relevant and acceptable lower AHI threshold values were used. Furthermore, the authors’ statement in the Kinoshita Study that in all other WatchPAT vs. PSG validation studies, comorbidities such as hypertension and diabetes were excluded, and thus the study population reflects a more representative profile of patients, is, in the Company’s view, inaccurate. This is primarily because, when applying commonly used diagnostic AHI threshold of 10, or referral for CPAP AHI threshold of 15, the differences between the abPWV < 1,500 cm/s and abPWV > 1,500 cm/s disappears and the actual comparison between the WatchPAT and PSG are both good, and highly comparable in both groups. Even when considering diagnostic threshold values which are far higher than the above mentioned conventionally accepted end points, such as 20 and 28, the differences between the two baPWV groups are negligible. Only at the AHI threshold of 30, which the Company believes is not a commonly used threshold and was the only AHI threshold covered by the Kinoshita Study, was there any notable difference between baPWV groups.

9.	Please clarify your disclosure of the study data. For example, it is unclear what the disclosure in the clauses numbered (3) and (4) in the third paragraph on page 50 is intended to convey to investors.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 49 - 51.

The United States Market, page 59

10.	We note your disclosure in the last paragraph that you have FDA approval through the 501(k) clearance path for the WatchPAT200/U and Endo PAT 2000. Please tell us the basis for your conclusions that the 501(k) clearance means that the FDA has approved the products. Also, in an appropriate section of your document, please clarify whether the related services and accessories that you mention on page 48 require additional clearance before you can market them in the relevant jurisdictions.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement (i) to clarify that the Company has FDA clearance under Section 510(k) and not FDA approval for its products; and (ii) to clarify what type of regulatory clearance, if any, is required for the services and accessories described under the section titled “Our Products and Services - WatchPAT Related Services and Accessories”.

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11.	In an appropriate section of your document, please address any material obligation to report to a regulatory body adverse events involving your products or services.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 59.

The European Market, page 60

12.	Please clarify the expiration date of the certificates that you mention in the penultimate paragraph of this section. Also disclose any material limitations that apply to your use of the certificates beyond the expiration of the transition period.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 61.

Revenues, page 72

13.	Where you disclose material changes in revenues between periods, such as on pages 72, 74 and 76, please also discuss the extent that such changes are attributable to changes in price or volume.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 72-77 to clarify that the changes are attributable to changes in the volume of sales and not to variations of the price of our products.

14.	We note your reference to sales of CPAP devices like on pages 73 and 75. Please clarify the extent of your revenue from devices other than WatchPAT and EndoPAT in each period presented. Also, clarify the extent of revenue from services and from sales of disposables in each period.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 73-77.

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Compensation, page 91

15.	Please tell us which positions are included in the table on page 91 that are not identified in the table on page 87.

Response:

The Company respectfully advises the Staff  that, as required by Item 6.B of Form 20-F, the table on page 91 reflects the compensation paid during 2017, the last full financial year of the Company, to all of the directors and executive officers of the Company that served during that year, consisting of a total of 16 individuals (including three persons, namely, one director and two executive officers, who are no longer serving as one of our directors or executive officers and excluding two executive officers which were appointed during 2018), whereas, as required by Item 6A of Form 20-F, the table on page 87 includes all of the current directors and executive officers of the Company, consisting of a total of 15 individuals (including one employee who became an executive officer in October 2018). While not required by Item 6.B of Form 20-F, the Company also added compensation information for 2016 for comparison purposes.

In response to the Staff's comment, the Company further advises the Staff that the table on page 91 reflects the compensation paid to:

•	with respect to 2017 - 13 current directors and executive officers that appear in the table on page 87 (including three persons who are no longer serving as one of our directors or executive officers and excluding two executive officers which were appointed during 2018); and

•	with respect to 2016 - 12 current directors and executive officers that appear in the table on page 87 (including three persons who are no longer serving as one of our directors or executive officers).

In light of the foregoing, the Company has also revised the compensation table on page 91 of the Registration Statement to indicate the number of persons who are no longer serving as the Company’s directors or executive officers that are included in such table.

16.	Please tell us the authority on which you rely to limit the compensation disclosed in the table on page 91 to cash and cash-equivalent compensation.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 91.

17.	Please clarify how shareholders modified options in May 2018 as mentioned on page 38. Also, please tell us the amount of the salary increase approved in May 2018 as mentioned on page 38, and tell us whether investors were informed of the milestones mentioned on page 94 when they approved the cash bonus mentioned on page 38.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 94-95 to include additional disclosure relating to the aforesaid shareholders’ approval of the compensation payable to the Company’s President and Chief Executive Officer and the information provided to investors about the milestones for the cash bonus described therein.

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Compensation of Non-Employee Directors, page 94

18.	Please reconcile your disclosure in this section with the penultimate paragraph on page F-27.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 96 to add disclosure that clarifies the terms of the grants of stock options to non-employee directors.

Election of Directors, page 96

19.	We note the disclosure in the third paragraph of this section that excludes independent directors. Please address how independent directors are removed.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 97 to add disclosure that addresses how independent directors are removed.

Related Party Transactions, page 112

20.	Please disclose the extent of each related party’s interest in the 2018 private placement.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 81 to disclose the extent of each related party’s interest in the 2018 private placement.

21.	Please provide us your analysis of whether the repayment of the shareholders’ loans mentioned on page F-8 involved a related party transaction as contemplated by Form 20-F Item 7.B.

Response:

The Company respectfully advised the Staff that the repayment of shareholders’ loans mentioned on page F-8 relates to the postponement and waiver of the repayment of convertible notes to several major shareholders, as disclosed in Item 5.B “Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities” of the Registration Statement. In light of the Staff’s comment, the Company has also revised the Registration Statement on page 81 to clarify the same.

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Memorandum and Articles of Association, page 118

22.	Please tell us the authority on which you rely to qualify your disclosure by reference to Israeli law as you do in the first paragraph of this section.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 119 to delete such qualification.

Liability to capital calls, page 119

23.	Please reconcile your disclosure in this section and section 6 of exhibit 1.2. We also note the last sentence of section 7 in exhibit 1.2.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 120 to revise the disclosure therein. In addition, the Company has refiled Exhibit 1.2 to correct a typographical error in Section 7 thereof.

Passive Foreign Investment Companies, page 131

24.	Please reconcile your disclosure at the bottom of page 131 that you intend to provide investors information necessary to make the election with your disclosure on page 31 that you do not intend to provide the information.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement to indicate that it intends to provide investors information necessary to make the QEF election.

American Depositary Shares, page 137

25.	Disclose the amount of “Registration or transfer fees” mentioned on page 140.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 142. The Company respectfully advises the Staff that it believes that its disclosure in the Initial Registration Statement regarding such fees was consistent with the disclosure made by numerous other issuers in filings with the Commission and requests similar consideration from the Staff.

26.	Describe the procedures for transmitting notices, reports and proxy soliciting material.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 147. The Company respectfully advises the Staff that it believes that its disclosure in the Initial Registration Statement regarding such matters was consistent with the disclosure made by numerous other issuers in filings with the Commission and requests similar consideration from the Staff.

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Report of Independent Registered Public Accounting Firm, page F-3

27.	Please amend your filing to include an audit report that is dated and signed by your independent registered public accounting firm as required by Rule 2-02(a) of Regulation S-X. Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to include an audit report dated and signed by its auditors, which was inadvertently not included in the previous filing.

Item 19. Exhibits, page 148

28.	We note your risk factors on pages 9 and 10; please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent and the agreements governing your credit facility. Also please tell us why you have not included the agreements governing the 2018 private placement that you mention on page 81, and the consultancy and employment agreements mentioned on pages 93 and 94.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to file the following as exhibits to the Registration Statement: (i) the form of the security purchase agreements (all of which were on substantially similar terms) entered into as part of the 2018 private placement; and (ii) the agreements governing the credit facility with the Israeli bank.

With respect to the consultancy and employment agreements mentioned on pages 93 and 94 of the Initial Registration Statement, the Company respectfully advises the Staff that it relied on Instruction 4(c)(v) of Item 19 (Exhibits) of Form 20-F as we are not required to file employment or consultancy contracts of our directors and executive officers in our home country, Israel.  The appropriate disclosure of the terms of compensation of our directors and executive officers was made under Item 6.B of the Registration Statement.

With respect to the agreements with the Company’s suppliers mentioned on pages 9-10 of the Initial Registration Statement, the Company respectfully advises the Staff that it is not substantially dependent on any of these supply agreements. In particular, while the Company disclosed it has relatively few sources of supply for some of the components and materials used in its products and IT platforms and other applications and, in some cases, relies entirely on sole-source suppliers, it does not believe that it is substantially dependent on any of these supply relationships primarily for the following reasons:

•	The Company believes that it is holding, and plans to continue to hold, enough inventory of the components and materials supplied by those vendors to enable sufficient lead time partnering with alternative vendors in case needed. In particular, while the Company estimates that replacement of its single source subcontractors may range between six and twelve months, the Company’s single source components inventory at any given time covers approximately 12 months estimated volume of products inventory. While there is no assurance that replacing such or other suppliers will not adversely affect the Company, the Company asserts that this does not rise to a level of substantial dependency on such suppliers.

•	To date, the Company has worked with many of these single source suppliers on a purchase order basis and, consequently, did not find the disclosure of the purchase orders to be material or meaningful to investors.

•	The Company has recently launched the WatchPAT300, a new generation of the WatchPAT line of products, that will gradually replace the current WatchPAT200 line of products. As part of the Company’s manufacturing plans and processes for the WatchPAT300, manufacturing thereof will further reduce the dependency of the Company on some of its current vendors, including certain single source suppliers.

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29.	Your exhibit index indicates that exhibit 2.5 is an English summary. Please provide us your analysis of how providing a summary rather than a translation is consistent with Rule 12b-12(d).

Response:

In response to the Staff's comment, the Company has filed with the Registration Statement a revised Exhibit 2.5, which is a translation of from Hebrew into English.

30.	Please file the attachments missing from exhibit 2.4.

Response:

The Company respectfully asserts that it does not believe it is required to file the missing attachments from the Warrant Agreement by and between the Company and Mizrahi Tefahot Bank Ltd., dated as of May 14, 2017, filed as Exhibit 2.4 to the Registration Statement (the “Bank Warrant”). This is primarily because the terms of the Warrant are set forth in the body of such agreement, a copy of which the Company has already filed as Exhibit 2.4, whereas the missing attachments, namely, Exhibit 7.6 and Exhibit 7.9 to the Warrant, are, in nature, merely schedules to the Warrant that are intended to qualify or address the representations and warranties made by the Company in Section 7 of the Warrant. In particular, Exhibit 7.6 to the Warrant is merely a reference to a public report filed by the Company that disclosed the authorized share capital and outstanding share capital of the Company that existed at the time of issuance of the Warrant to the bank and Exhibit 7.9 to the Warrant attaches the form of articles of association of the Company that existed at the time of issuance of the Warrant to the bank. Consequently, we did not find the disclosure of these attachments to be material or meaningful to investors.

Further, the Company believes that disclosure of all of the schedules and exhibits to the Warrant would burden the filing and investors with voluminous details that do not add materially to an understanding of the key terms of such agreement.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)

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